                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. _)


                              CARVER BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   146875 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              MARK L. JOHNSON, ESQ.
                             FOLEY, HOAG & ELIOT LLP
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 832-1134
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MARCH 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 11 Pages)

SCHEDULE 13D

CUSIP NO. 146875 10 9                                         Page 2 of 11 Pages

1    NAME OF REPORTING PERSON:                          BBC Capital Market, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:         04-3072694

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                        (a)   /  /
                                                        (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:              Massachusetts

NUMBER OF         7 SOLE VOTING POWER:                  161,300
SHARES
BENEFICIALLY      8 SHARED VOTING POWER:
OWNED BY
EACH              9 SOLE DISPOSITIVE POWER:             161,300
REPORTING
PERSON WITH      10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             161,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:                  /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                       6.97%

14   TYPE OF REPORTING PERSON:                          CO

SCHEDULE 13D

CUSIP NO. 146875 10 9                                         Page 3 of 11 Pages

1    NAME OF REPORTING PERSON:                       The Boston Bank of Commerce

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      04-2764211

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                     (a)   /  /
                                                     (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                 WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Massachusetts

NUMBER OF        7 SOLE VOTING POWER:                161,300
SHARES
BENEFICIALLY     8 SHARED VOTING POWER:
OWNED BY
EACH             9 SOLE DISPOSITIVE POWER:           161,300
REPORTING
PERSON WITH     10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                          161,300

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:               /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                    6.97%

14   TYPE OF REPORTING PERSON:                       BK

                                                              Page 4 of 11 Pages

This Statement on Schedule 13D (this "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Act").

Item 1. Security and Issuer.

            This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Carver Bancorp, Inc. ("Carver"). Carver is a Delaware corporation with its principal executive offices located at 75 West 125th Street, New York, New York 10027-4512.

Item 2. Identity and Background.

            (a) This Statement is being filed by The Boston Bank of Commerce, a Massachusetts trust company ("BBOC"), and BBC Capital Market, Inc., a Massachusetts corporation and wholly owned subsidiary of BBOC ("BBC Capital" and, together with BBOC, the "Filing Persons"). Kevin Cohee ("Cohee"), the Chairman, President and Chief Executive Officer of BBOC, and Teri Williams ("Williams"), the Senior Vice President-Marketing/Human Resources of BBOC and the spouse of Cohee, own as joint tenants 66.6% of the outstanding common stock of BBOC. Cohee and Williams have delivered to BBOC and BBC Capital a written statement to the effect that they disclaim any beneficial ownership of the shares of Common Stock covered by this Statement.

            (b) The address of the principal business of each of the Filing Persons is 133 Federal Street, Boston, Massachusetts 02110.

            (c) The principal business of BBOC is commercial banking. BBOC is incorporated as a trust company under Chapter 172 of the Massachusetts General Laws. Deposits at BBOC are insured by The Federal Deposit Insurance Corporation. Set forth in Schedule A hereto is the name, citizenship, business or residence address, and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of BBOC, as of the date hereof.

                  BBC Capital is operated solely for the purpose of holding securities on behalf of BBOC. Set forth in Schedule B hereto is the name, citizenship, business or residence address, and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of BBC Capital, as of the date hereof.

            (d) During the last five years, neither of the Filing Persons nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 5 of 11 Pages

            (e) During the last five years, neither of the Filing Persons nor, to the knowledge of the Filing Persons, any person named in either Schedule A or Schedule B hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            BBOC has paid approximately $1,349,621 to purchase the shares of Common Stock covered by this Statement. BBOC used funds from its operations, and from no other source, for these purchases. BBOC has contributed all of the shares of Common Stock covered by this Statement to BBC Capital.

Item 4.     Purpose of the Transaction.

            By acquiring shares of Common Stock, BBOC and BBC Capital seek to strengthen two important African-American financial institutions, Carver Federal Savings Bank and BBOC. African-American financial institutions are an important cornerstone for economic development in urban markets. Enhancing the capability of these institutions to deliver products and services to their constituent communities is a requisite component for their continued success into the twenty-first century.

            Recent Carver press releases citing $10 million of non-performing loans and a $500,000 increase in deposit insurance premiums have signaled a substantial decline in Carver's safety and soundness. Carver's high levels of overhead costs, non-earning assets and loan loss provisions have resulted in poor earnings. With recent management terminations, Carver's board of directors has implicitly acknowledged that its management lacked the skills necessary to cope with the complexities of its financial and operational challenges.

            Carver's current situation parallels BBOC's past. Three years ago, BBOC's new management team faced a cease and desist regulatory order, poor asset quality, high overhead costs, and a $3.6 million operating loss. This management team has been responsible for bringing BBOC into a strong and stable condition. Management has achieved a fourfold increase in capital, a 79% increase in assets and a $4.3 million improvement in earnings, all while maintaining an outstanding CRA rating. As the only African-American owned bank in New England, BBOC has become a model for community development.

            In a letter dated March 1, 1999 (a copy of which is included as Exhibit 1 to this Statement), BBOC proposed that Carver consider a transaction in which all of the outstanding capital stock of BBOC would be converted into Common Stock. BBOC and Carver Federal Savings Bank each would continue to exist, operating under Carver. The current management of BBOC would become the principal executive officers of Carver and its subsidiaries. BBOC and BBC Capital believe that this transaction would resolve the management and operating challenges that currently face Carver. The benefits to Carver and its shareholders would include:

            --  an experienced chief executive officer and management team,

            --  an increase of $106 million (25%) in total assets,

                                                              Page 6 of 11 Pages

            --  an increase of more than $1 million in earnings,

            --  an increase of $9 million in capital,

            --  an improved market valuation and perception, and

            --  an entrance into a new banking market.

            The combination of Carver and BBOC would create the nation's first and only interstate African-American financial institution, one that is well positioned to offer enhanced products and services to African-American communities in both New York and Boston. The resulting entity would be a leader for community development and social and political empowerment of African-Americans.

            In a letter dated March 9, 1999 from Carver to BBOC, Carver indicated that its board of directors had rejected the proposed transaction, preferring instead to focus only on the hiring of a new chief executive officer. BBOC and BBC Capital believe a narrow focus on the hiring of a single officer is not in the best interests of the shareholders of Carver. BBOC intends to advocate for the proposed transaction.

            BBOC has applied for regulatory approvals necessary for BBC Capital to continue to hold the shares of Common Stock covered by this Statement. BBOC and BBC Capital may seek to acquire additional shares of Common Stock in a number that, combined with the shares covered by this Statement, would represent up to 9.9% of the outstanding Common Stock. BBOC and BBC Capital would be required to obtain further regulatory approvals before their holdings could exceed 9.9% of the outstanding Common Stock. In addition, provisions of Carver's charter purport to limit the extent to which a person may acquire or vote holdings in excess of 10% of the Common Stock.

Item 5.     Interest in Securities of the Issuer.

            The information contained in Item 4 of this Statement is incorporated herein by reference.

            BBC Capital is the record holder of 161,300 shares of Common Stock, representing approximately 6.97% of the outstanding Common Stock. Those shares may be deemed to be beneficially owned by BBC Capital and BBOC, as the result of BBOC's ownership of all of the outstanding stock of BBC Capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information contained in Item 4 of this Statement is incorporated herein by reference. Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons, or between either of the Filing Persons and any other person, with respect to any securities of Carver.

                                                              Page 7 of 11 Pages

Item  7.    Material to be Filed as Exhibits.

            Exhibit 1. Letter dated March 1, 1999 of The Boston Bank of
                Commerce to Pazel G. Jackson, Jr., as a Director of Carver Bancorp, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 18, 1999               BBC CAPITAL MARKET, INC.



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 President


                             THE BOSTON BANK OF COMMERCE



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 Chairman, President and Chief Executive Officer

                                                              Page 8 of 11 Pages

                                   SCHEDULE A


                        Executive Officers and Directors
                         of The Boston Bank of Commerce
                         ------------------------------


      The names of the Directors and the names and titles of the Executive Officers of The Boston Bank of Commerce and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


                                    Principal Occupation
 Name, Title and Citizenship        and Business Address
 ---------------------------        --------------------

 Kevin Cohee                        President, Chairman and CEO
 Director & Executive Officer       The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110

 Dr. Richard D. Carr                Partner
 Director                           Carr, Enos & Associates
                                    66 New Edgerly Road
                                    Boston, Massachusetts 02115

 Daniel Dennis                      Partner
 Director                           Daniel Dennis & Company
                                    116 Huntington Avenue
                                    Boston, Massachusetts 02115

 Dr. Kenneth Edelin                 Executive Director
 Director                           Boston University School of Medicine
                                    715 Albany Street
                                    Boston, Massachusetts 02118

 Syvalia Hyman, III                 President
 Director                           United South End Lower Roxbury
                                    Development Corporation
                                    434 Massachusetts Avenue
                                    Boston, Massachusetts 02118


                                                              Page 9 of 11 Pages

 Yu Sing Jung                       Partner
 Director                           Jung/Brannen Associates
                                    177 Milk Street
                                    Boston, Massachusetts 02109

 Melvin B. Miller                   Publisher
 Director                           BayState Banner
                                    68 Fargo Street
                                    Boston, Massachusetts 02210

 Walter B. Prince                   Partner
 Director                           Peckham, Lobel, Casey, Prince & Tye
                                    585 Commercial Street
                                    Boston, Massachusetts 02109

 John L. Sims                       Private Consultant
 Director                           9 Emerson Way
                                    Sudbury, Massachusetts  01776

 Teri Williams                      Senior Vice President
 Director & Executive Officer       Marketing/Human Resources
                                    The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110

 Michael P. Burley                  Senior Vice President and Treasurer
 Executive Officer                  The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110

 Robert Patrick Cooper              Senior Counsel
 Executive Officer                  The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110

 James Mundy                        Senior Vice President and
 Executive Officer                  Chief Financial Officer
                                    The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110

 Joanne Pizzigno                    Vice President-Lending
 Executive Officer                  The Boston Bank of Commerce
                                    133 Federal Street
                                    Boston, Massachusetts 02110



                                                             Page 10 of 11 Pages

                                                    SCHEDULE B


                        Executive Officers and Directors
                          of BBC Capital Markets, Inc.
                          ----------------------------


 The names of the Directors and the names and titles of the Executive Officers of BBC Capital Market, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.


                                       Principal Occupation
 Name, Title and Citizenship           and Business Address
 ---------------------------           --------------------
 Kevin Cohee                           President, Chairman and CEO
 Director & Executive Officer          The Boston Bank of Commerce
                                       133 Federal Street
                                       Boston, Massachusetts 02110

 John L. Sims                          Private Consultant
 Director                              9 Emerson Way
                                       Sudbury, Massachusetts 01776

 Teri Williams                         Senior Vice President
 Director                              Marketing/Human Resources
                                       The Boston Bank of Commerce
                                       133 Federal Street
                                       Boston, Massachusetts 02110

 Michael P. Burley                     Senior Vice President and Treasurer
 Director & Executive Officer          The Boston Bank of Commerce
                                       133 Federal Street
                                       Boston, Massachusetts 02109

                                                             Page 11 of 11 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.         Document
-----------         --------

   1 Letter dated March 1, 1999 of The Boston Bank of Commerce to Pazel G. Jackson, Jr., as a Director of Carver Bancorp,
                     Inc.


